Yukon-Nevada Gold Corp. Begins Commissioning Refurbished Milling Facility
at Jerritt Canyon, Nevada

Vancouver, BC – January 27, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce that it has completed construction work on a new ore dryer and fine-crushing conveying system as well as maintenance upgrades to the roasting facility at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Commissioning of the milling facility is currently underway, which includes trial operation of new and refurbished equipment, as well as testing, calibration and optimization of new monitoring systems. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly-owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

The shutdown was initiated on January 6, 2012 in order to complete a winterization and refurbishment program which included constructing a new drying facility and reconfiguring the conveying system in fine crushing. During the shutdown, the old dryer was replaced with a new ore dryer closer to the front end of the circuit. In addition, a new Distributed Control System (“DCS”) was installed for the entire plant. Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012.

During the shutdown significant maintenance was completed on the rest of the roasting facility. A new quench tank was installed for the East Roaster which is one of the final requirements for compliance with the Consent Decree. Other maintenance items completed include:

  realignment of the crushing conveyors;
  rebuild of the thickener rakes;
  rebuild of the OSEPA particle-sizing system;
  replacement of the pinion on the ball mill;
  replacement of the feed-end of the ball mill;
  replacement of portions of the dust-control ventilation system;
  replacement of airslides feeding the roasters;
  clean-out of the roasters and some refractory repair;
  replacement and repair of the fine ore bin conveyor and belt;
  rebuild of the CIL carbon screens;
  replacement of the retort and furnace in the refinery; and
  replacement of some key components in the oxygen plant.

Randy Reichert, Chief Operating Officer commented, “We are currently in the commissioning stage of the milling facility refurbishment. The construction and maintenance work plan went well with only slight delays arising from high winds during the latter part of the shutdown. We were able to take advantage of the shutdown to complete substantial maintenance in all areas of the mill that had previously been giving us problems and causing significant downtime. When we are finished commissioning we are confident that we will have a plant that can run at capacity and can meet our production targets.”

Please visit our website to view photos of the upgrades at Jerritt Canyon: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=484780

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.